November 18, 2020

RE: RAD Diversified REIT, Inc.

Offering Statement on Form 1-A

Filed October 24, 2019

CIK No. 0001721469

File Number: 024-11020

Division of Corporation Finance

Office of Real Estate and Commodities

Dear Jonathan Burr and Kristina Marrone:

On November 16, 2020 we filed our Post Offering Amendment, Amendment No. 06, on Form 1-A/A. We also inadvertently requested a qualification. We now withdraw the qualification request. We now request your comments on the submitted amendment.

Kind regards,

/s/ Jack Jmaev

Attorney for RAD Diversified REIT, Inc.